

October 4, 2010

Mr. Richard A. Schweinhart
Executive Vice President and Chief Financial Officer
Ventas, Inc.
111 S. Wacker Drive, Suite 4800
Chicago, IL 60606

> **Re:** **Ventas, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31 and June 30, 2010**
> **Form 8-K Filed April 28, 2010**
> **Form 8-K filed July 29, 2010**
> **File No. 1-10989**

Dear Mr. Schweinhart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Daniel L. Gordon
Branch Chief